[Letterhead of K&L Gates LLP]

January 12, 2011

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

RE:	Todd Shipyards Corporation (“Todd”)

Schedule TO-T filed December 30, 2010 by Nautical Miles, Inc.

and Vigor Industrial LLC

SEC File No. 005-30447

Dear Mr. Duchovny:

On behalf of our clients, Vigor Industrial LLC (the “Parent”) and Nautical Miles, Inc. (the “Purchaser” and, together with Parent, “Vigor”), we are providing the responses below to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter dated January 5, 2011 relating to the above-captioned filing (the “Schedule TO-T”). We have restated the Staff’s comments below and have included Vigor’s response following each comment. In addition, in connection herewith, Parent and Purchaser are filing Amendment No. 1 to the Schedule TO-T (the “Amendment”).

Offer to Purchase

General

1.	Comment: We note that Mr. Foti owns 98% of the ownership interests in Parent and that he is critical to the successful completion of the offer and merger. Please provide us with your detailed legal analysis of why you believe Mr. Foti is not a bidder in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov).

Response: We have reviewed the guidance set forth in Section 11.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000) (the “Outline”), and believe that Mr. Foti should not be added as a bidder to the Schedule TO-T.

The Outline specifically states that “[i]f a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” In this case, as stated in the offer documents, Purchaser is a wholly-owned subsidiary of Parent. Purchaser was formed by Parent solely for the purpose of facilitating the acquisition of Todd. Parent, which was formed in 2000, is an established entity that, through its subsidiaries, operates several businesses with approximately 650 employees that provide ship repair, building, scrapping, industrial fabrication, sand blasting, coating, vessel conversion, and machine shop operation services. Parent is not a mere alter ego of Mr. Foti formed for the purpose of this transaction.

Further, both Purchaser and Parent have officers and managers/directors other than Mr. Foti who direct the policies of such entities. The tender offer and merger were structured and negotiated by the management teams of Parent and Purchaser on behalf of Parent and Purchaser, and not merely by or on behalf of Mr.

January 12, 2011

Foti. Parent and Purchaser entered into the merger agreement relating to the offer and merger and determined to launch the offer upon the approval and at the direction of their respective boards of managers/directors. Parent and Purchaser, and not Mr. Foti, are the parties to the merger agreement. The terms of the offer are controlled by the boards of managers/directors of Parent and Purchaser, and not Mr. Foti individually. Additionally, only Parent and Purchaser are parties to the financing commitments relating to the offer and merger. We note that although Mr. Foti’s purchase of $2 million of subordinated promissory notes is a condition to the financing, Mr. Foti has arranged to deposit such $2 million into an irrevocable escrow to be released only for the purchase of such notes in connection with the offer and the merger or to Mr. Foti upon the earlier termination of the merger agreement, and Mr. Foti is not providing any personal guarantee or other recourse related to such financing, nor is the financing for Parent tied to Mr. Foti’s personal financial condition.

We also note that the Outline states that “[w]e also consider whether adding the person as a named bidder means shareholders will receive material information that is not otherwise required under the control person instruction, Instruction C to Schedule TO.” The Schedule TO-T, as originally filed, already discloses the fact that Mr. Foti owns 98% of Parent, and contains information relating to Mr. Foti pursuant to Instruction C to Schedule TO. Even if Mr. Foti was included as an additional bidder, Vigor believes that no additional material information would be disclosed to shareholders.

Accordingly, Vigor does not believe that Mr. Foti should be deemed to be an additional bidder in this tender offer.

Acceptance for Payment and Payment for Shares, page 12

2.	Comment: Please tell us why you believe that payment for shares in a cash offer for all shares payment “not later than the fourth business day after the Expiration Date” complies with the requirements of Rule 14e-1(c).

Response: Vigor has revised the disclosure to clarify that it will pay for the shares promptly in accordance with Rule 14e-1(c). Please refer to the revisions to “Section 2—Acceptance for Payment and Payment for Shares” in the Amendment.

Certain Information Concerning Parent and Purchaser, page 21

3.	Comment: With respect to your disclosure in this section please tell us why you need to qualify your disclosure “to the best of [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

Response: Vigor has revised the disclosure to delete these knowledge qualifiers. Please refer to the revisions to “Section 8—Certain Information Concerning Parent and Purchaser” in the Amendment.

4.	Comment: We note your statement that you do not believe Purchaser’s financial condition is relevant to a security holder’s decision whether to tender into the offer. It is unclear why, you have not addressed the materiality or relevance of Parent’s financial condition. We also note that while the offer and related costs amount to approximately $172 million, your available financing commitments only total $160 million, thus presenting uncertainty about the availability of all required funds to complete the tender offer. Finally, we note that the offer includes a financing condition. Please provide us your detailed analysis why you believe financial statements of the bidders, as required by Item 10 of Schedule TO, are not required to be disclosed in this tender offer.

Response: Vigor has revised the disclosure to address the materiality and relevance of Parent’s financial condition. Vigor has also revised the disclosure to clarify the source of funds, in addition to the financing commitments, required to pay the entire $172 million in tender offer and related costs. Please refer to the revisions to “Section 8—Certain Information Concerning Parent and Purchaser” and “Section 9—Source and Amount of Funds” in the Amendment.

January 12, 2011

Additionally, Item 10 of Schedule TO (“Item 10”) requires that financial statements be furnished pursuant to Item 1010(a) and (b) of Regulation M-A for the offeror in a third-party tender offer if the offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities that are the subject of the tender offer. As noted in the comment above, Vigor’s offer does currently include a financing condition, which results in the offer not satisfying the criteria for the safe harbor contained in Instruction 2 to Item 10. Although the offer does not satisfy this safe harbor, Vigor respectfully submits that the financial information for the bidders is not material to a stockholder’s decision whether to sell, tender or hold its securities that are the subject of the offer.

Instruction 1 of Item 10 states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” In the Regulation M-A adopting release (Release No. 33-7760; 34-42055; Oct. 26, 1999), the SEC stated that generally there are several factors that should be considered in determining whether financial statements of the bidder are material: (1) the terms of the tender offer, particularly the terms concerning the amount of securities sought; (2) whether the purpose of the tender offer is for control of the subject company; (3) the plans or proposals of the bidder; and (4) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise.

As discussed in detail below, Vigor believes that an application of the factors set forth in the release, together with other relevant factors, demonstrates that financial information for the bidders is not material, notwithstanding that the bidders are unable to rely on the safe harbor provided in Instruction 2 of Item 10.

First, the offer is for all outstanding shares of common stock of Todd, for consideration consisting solely of cash. At the conclusion of the offer and merger, no existing Todd shareholder will have a continuing interest in Todd nor in Parent or Purchaser.

In addition, the offer is conditioned on there being validly tendered and not withdrawn a number of shares that, together with any shares that may be validly issued pursuant to the top-up option described in the Schedule TO-T (the “Top-Up”), equals at least 90% of the shares outstanding on a fully diluted basis (the “Minimum Tender Condition”). Under the terms of the merger agreement, the Top-Up will be automatically exercised if the Minimum Tender Condition is met. By achieving this level of ownership, Purchaser will be able to merge with an into Todd without the approval or any other action on the part of the Board of Directors or stockholders of Todd, and Purchaser will be obligated to do under the merger agreement (and will do immediately after acceptance of the tendered shares) unless prohibited by applicable law. The practical effect of these provisions is that if approximately 67% of the outstanding shares are tendered in the offer, the Minimum Tender Condition will be met, Purchaser will have accepted for payment the shares validly tendered, the Top-Up will be automatically exercised, and Purchaser will own at least 90% of the outstanding shares. At that point, the parties would be obligated to complete the merger unless prohibited by applicable law. Accordingly, once the Minimum Tender Condition is met and Purchaser has accepted for payment the tendered shares, the parties become obligated to complete the merger promptly thereafter.

In the merger, the shares of all public stockholders of Todd who do not tender their shares in the offer will be converted into the right to receive the same consideration as the tendering shareholders for their shares. Thus, following the consummation of the offer and merger, Parent will own 100% of the shares of Todd, and there will be no minority interest with a continuing investment that could be impacted by the financial condition of Todd or Vigor or the ability of Vigor to provide or arrange for any future funding of Todd’s operations. Vigor’s financial information and post-merger plans are irrelevant following the consummation of the offer and the merger. Vigor is not able to waive the Minimum Tender Condition in its discretion, and therefore there would be no circumstance where Vigor would in its discretion accept shares tendered in the offer without subsequently being obligated to consummate the merger and acquire all the shares. Given the structure of the transaction, there will not be an opportunity for Vigor to own less than all of the stock of Todd, nor will there be a situation where Todd would have Vigor as a controlling shareholder with non-tendering shareholders continuing as shareholders. If the merger is consummated,

January 12, 2011

Vigor intends to continue the business and operations of Todd substantially as they are currently being conducted.

As disclosed in the Schedule TO-T, the offer is conditioned upon receipt of funds from the financing. Purchaser has received (i) a Senior Debt Commitment Letter from GE Capital Markets, Inc., General Electric Capital Corporation and KeyBank National Association to provide to Purchaser, subject to the conditions set forth in the Senior Debt Commitment Letter, up to $145 million of Senior Secured Credit Facilities and (ii) a Mezzanine Debt Commitment Letter from Endeavour Structured Equity and Mezzanine Fund I, LP to provide to Purchaser, subject to the conditions set forth in the Mezzanine Debt Commitment Letter, $15 million of mezzanine debt through the issuance of senior subordinated notes. The risk of repayment rests entirely on Vigor and its subsidiaries after the closing of the merger, and the Todd stockholders will have no interest in or involvement with the financing following the closing. Purchaser is entirely relying on the financing to pay for the shares tendered in the offer and purchased in the merger. If the financing is not consummated, Purchaser has no alternative sources of cash with which to purchase the shares, and the offer condition will not be satisfied and no tendered shares will be accepted and purchased. The financing condition in this transaction is not simply intended to provide optionality for the bidders as to whether or not to complete the offer, as evidenced by the fact that Vigor would be required to pay to Todd a significant termination fee in the event that the financing is not obtained. Financial statements with respect to the bidders are not material as the bidders have no ability to pay for the tendered shares absent the debt financing.

Additionally, even though the offer is subject to a financing condition, Vigor believes that providing shareholders financial statements with respect to the bidders will not supply shareholders with any material information regarding the certainty of the financing. This transaction is not one where the bidders are making an offer without specific financing commitments. Vigor has received the debt financing commitments, as attached to the Schedule TO. The lenders are sophisticated and experienced in these types of financings, and have reviewed the most recent financial statements of Vigor and Todd and made the determination to enter into the financing arrangements evidenced by the commitments after considering the combined companies’ creditworthiness and ability to service the debt. Although the financing is subject to the execution of definitive loan documents and related agreements and the satisfaction of customary closing conditions such as the accuracy of the borrowers’ representations and warranties and the absence of a material adverse effect with respect to Todd, and the delivery of updated financial information of the bidders, the lenders’ funding of the debt commitments is not conditioned upon the disclosure contained in such updated financial information. We note that the terms of Vigor’s debt commitments are consistent with recent market terms for transactions of a similar nature that Vigor believes are generally considered by the markets to have committed financing. And, as previously noted, although Mr. Foti’s purchase of $2 million of subordinated promissory notes is a condition to the financing, Mr. Foti has arranged for the deposit of $2 million into an irrevocable escrow to be released only for the purchase of such notes in the offer and merger or to Mr. Foti upon the earlier termination of the merger agreement, which Vigor has disclosed in the Amendment. Based on the foregoing, Vigor does not believe that any additional material information would be provided to shareholders by including the bidders’ financial statements in the Schedule TO.

We also note that Vigor is continuing to work with its lenders to execute definitive loan documents and related agreements obligating the lenders to complete the financing, subject to customary closing conditions. Vigor anticipates that these agreements will be finalized prior to the expiration of the offer. Vigor confirms that the bidders will disseminate the disclosure of this change, together with disclosure of the deposit of Mr. Foti’s $2 million into the escrow account referred to above, in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d), and that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.

Source and Amount of Funds, page 22

5.	Comment: Refer to the apparent shortfall in funds described in the preceding comment. Please revise your disclosure to clarify the source of all funds necessary to complete the tender offer.

January 12, 2011

Response: Vigor has also revised the disclosure to clarify the source of funds, in addition to the financing commitments, required to pay the entire $172 million in tender offer and related costs. Please refer to the revisions to “Section 9—Source and Amount of Funds” in the Amendment.

Conditions of the Offer, page 56

6.	Comment: We note that the offer is not completely financed and is subject to a financing condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response: Vigor has disclosed the terms of the proposed financing pursuant to the financing commitments. Vigor confirms that the bidders will disseminate the disclosure of the execution of definitive loan documents and related agreements in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d), and that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.

7.	Comment: We note that in the first paragraph after the bullet points on page 57 you reserve the right to include or exclude, for purposes of determining whether the minimum tender condition has been satisfied, shares tendered pursuant to guaranteed delivery procedures. The provision has the effect of allowing the bidders to determine the satisfaction or failure of a condition in their own offer. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise.

Response: Vigor has revised the disclosure to state that shares tendered pursuant to guaranteed delivery procedures will be excluded for the purposes of determining whether the minimum tender condition has been satisfied. As a result, it will no longer allow Vigor to determine whether to include or exclude shares tendered pursuant to guaranteed delivery procedures in its sole discretion. Please refer to the revisions to “Section 15—Conditions of the Offer” in the Amendment.

8.	Comment: We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time from time to time.” Defining the conditions as an ongoing right which may be asserted at any time from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Response: Vigor has revised the disclosure to clarify that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Please refer to the revisions to “Section 15—Conditions of the Offer” in the Amendment.

9.	Comment: We note the language in the last paragraph in this section that the bidders’ failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right.” If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

January 12, 2011

Response: Vigor hereby supplementally confirms its understanding of this comment.

10.	Comment: With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: Vigor hereby supplementally confirms its understanding of this comment.

In addition, attached to this letter is a letter from each of Parent and Purchaser containing the acknowledgements requested on pages 3 and 4 of the Staff’s January 5, 2011 letter.

If you have any questions regarding this letter, please feel free to call Kent Carlson at (206) 370-6679 or Kristy Harlan at (206) 370-6651.

Very truly yours,

K&L GATES LLP

/s/ C. Kent Carlson

By C. Kent Carlson

cc:	Vigor Industrial LLC

[Letterhead of Vigor Industrial LLC and Nautical Miles, Inc.]

January 12, 2011

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

RE:	Todd Shipyards Corporation

Schedule TO-T filed December 30, 2010 by Nautical Miles, Inc.

and Vigor Industrial LLC

SEC File No. 005-30447

Dear Mr. Duchovny:

In response to the request of the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter dated January 5, 2011 relating to the above-captioned filing, each of the undersigned hereby provides the following acknowledgements:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VIGOR INDUSTRIAL LLC

By:	/s/ Frank J. Foti
Frank J. Foti President

NAUTICAL MILES, INC.

By:	/s/ Frank J. Foti
Frank J. Foti President